AMARC LAUNCHES NEW CORPORATE WEBSITE

October 27, 2010, Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces that it has launched a new corporate website at www.amarcresources.com. The new site is designed to provide the investing public with detailed, up-to-date information on Amarc’s business activities and core assets – in particular, the Newton Gold Property and Plateau Gold-Copper Belt located in south-central British Columbia (BC).

In late 2009, the Company made an important new gold discovery at Newton, a highly prospective property with the potential to host a significant bulk-tonnage gold deposit. A comprehensive 2010 surface exploration program is defining a world class mineralized system ready for drill testing. Amarc is earning an 80% interest in the Newton property and is the operator of the project.

In addition, Amarc holds a 100% interest in 3,300 square kilometers of mineral claims that comprise the Plateau Gold-Copper Belt, extending to the north and south of Newton. The Company’s senior geological team believes the Belt holds excellent potential for the discovery of gold-copper porphyries and epithermal gold deposits. Amarc has completed a 7,000 line kilometre airborne geophysical survey and extensive ground surveys are continuing over the Plateau Gold-Copper Belt with incoming results defining several compelling bulk tonnage copper-molybdenum targets.

“Over the past year, Amarc has made great progress in the search for BC’s next major metal mine, with both a discovery at Newton and the delineation of several exciting drill targets throughout the Plateau Gold-Copper Belt,” said Amarc Chairman Bob Dickinson. “Once current surface activities are completed, drilling of these important targets will commence.

With the development and launch of a new Amarc website, we want to ensure that our shareholders, as well as the broader financial and mining community, can readily follow the progress of our exploration activities in this very promising region.”

The new Amarc website presents extensive information on the Newton bulk-tonnage gold discovery, including detailed background on geology and new drill targets outlined in 2010. It also describes the Plateau Gold-Copper Belt and the new bulk-tonnage copper-molybdenum targets that are being established from ground geophysical and geochemical surveys. In addition, key corporate information is provided on the Company’s business strategy, management, financial results and recent investor presentations as well as upcoming appearances.

Dickinson described the website as part of a broader initiative to communicate Amarc’s unique value to investors. “Given British Columbia’s declining trade balance and weakness in other natural resource sectors, new investment in mineral exploration and development has the potential to both form a base for future economic development and to support the Province’s recovering economy right now,” he said. “British Columbia is a progressive jurisdiction with rigorous environmental standards and a supportive socioeconomic environment. The new Amarc website will be used to deliver updates and information not just about our projects, but also in relation to the BC minerals industry at large.”

The Newton property and the Plateau Gold-Copper Belt are located some 100 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation, power infrastructure and skilled personnel, which support a number of operating mines and late-stage development projects.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25-year history of mineral development success including in BC – Golden Bear, Mt. Milligan and Kemess. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties that provide consistently superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.